Filed Pursuant to Rule 433

Registration No. 333-169900

Dated: May 8, 2013

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated May 8, 2013 to the Prospectus dated October 13, 2010.

Issuer:	JPMorgan Chase & Co.
Security:	1.625% Notes due 2018
Ratings*:	A2/A/A+
Currency:	USD
Size:	$2,000,000,000
Security Type:	SEC Registered Senior Notes
Maturity:	May 15, 2018
Coupon:	1.625%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	0.625% US Treasury due 4/18
Spread to Benchmark Treasury:	+92 basis points
Benchmark Treasury Yield:	0.739%
Price to Public:	99.838% of face amount
Yield to maturity:	1.659%
Proceeds (Before Expenses) to Issuer:	$1,989,760,000 (99.488%)
Interest Payment Dates:	May 15 and November 15 of each year, commencing November 15, 2013
Business Day:	New York and London
Trade Date:	May 8, 2013
Settlement Date:	May 15, 2013 (T+5)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	46625H JL5 / US46625HJL50
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	Banca IMI S.p.A.
Commerz Markets LLC
Lloyds Securities Inc.
Natixis Securities Americas LLC
RBS Securities Inc.
Santander Investment Securities Inc.
UniCredit Capital Markets LLC
CastleOak Securities, L.P.
MFR Securities, Inc.
Ramirez & Co., Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on May 15, 2013 which will be more than three U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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